UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 21, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___            Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                        No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

news release

Recommended Cash Offer

for

Cable & Wireless Worldwide plc (“CWW”)

by

Vodafone Europe B.V. (“Vodafone”)

Publication of Scheme Document

On 23 April 2012, CWW and Vodafone announced that they had reached agreement on the terms of a recommended Offer to be made by Vodafone for the entire issued and to be issued share capital of CWW. The Offer is to be implemented by means of a scheme of arrangement (the “Scheme”).

CWW and Vodafone are pleased to announce that the circular relating to the Scheme (the “Scheme Document”) is being sent to CWW Shareholders today. The Scheme Document sets out, amongst other things, the full terms and conditions of the Scheme, an explanatory statement, notices of the required meetings, a timetable of principal events and details of the action to be taken by CWW Shareholders. As described in the Scheme Document, the Scheme will require the approval of CWW Shareholders at the Court Meeting and the passing of a special resolution at the General Meeting, and then the approval of the Court.

The Scheme Document will also be available subject to certain restrictions on the CWW website (www.cw.com/investors/) and the Vodafone Group Plc website (www.vodafone.com/investor) up to and including the end of the Offer.

The Court Meeting and the General Meeting to approve the Scheme are scheduled to be held at 11.00 a.m. and 11.15 a.m. respectively on 18 June 2012 at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London, EC2A 2HS.

Subject to approval at the relevant meetings, Court approval and the satisfaction or waiver of the other Conditions set out in the Scheme Document (including competition and regulatory approvals), the Scheme is expected to become effective on or around 27 July 2012.

Vodafone Group Plc

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

www.vodafone.com

Investor Relations	Media Relations
Telephone: +44 (0) 7919 990 230	Telephone: +44 (0) 1635 664444
Facsimile: +44 (0) 207 289 9589

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

news release

The expected timetable of principal events is set out below:

Event	Time and/or date (2012)
Latest time for lodging blue Forms of Proxy for the Court Meeting	11.00 a.m. on 16 June
Latest time for lodging white Forms of Proxy for the General Meeting	11.15 a.m. on 16 June
Voting Record Time for Court Meeting and General Meeting	6.00 p.m. on 16 June
Court Meeting	11.00 a.m. on 18 June
General Meeting	11.15 a.m. on 18 June
Scheme Record Time	6.00 p.m. on 25 July
Suspension of listing and dealings in CWW Shares and disablement of CWW Shares in CREST	7.30 a.m. on 26 July
Scheme Court Hearing	26 July
Effective Date	27 July
Cancellation of listings and dealings in CWW Shares	by no later than 8.00 a.m. on 30 July
Latest date of despatch of cheques and settlement through CREST or other form of payment	by 10 August
Latest date for Scheme to become effective	30 November

Defined terms used but not defined in this announcement have the meanings set out in the Scheme Document.

news release

For further information:

Vodafone and Vodafone Group Plc

Investor Relations	Tel: +44 (0)7919 990 230

Media Relations	Tel: +44 (0)1635 664 444

UBS (Financial adviser to Vodafone and Vodafone Group Plc)

Simon Warshaw / Jonathan Rowley / Christian Lesueur	Tel: +44 (0)20 7567 8000

Citi (Joint corporate broker to Vodafone Group Plc)

Nigel Mills / Charlie Lytle	Tel: +44 (0)20 7986 4000

J.P. Morgan Cazenove (Joint corporate broker to Vodafone Group Plc)

Laurence Hollingworth / Andrew Hodgkin	Tel: +44 (0)20 7742 4000

Cable & Wireless Worldwide plc

Paul Moore, Retail Shareholder Relations	Tel: +44 (0)7794 999 815

Roy Teal, Institutional Investor Relations	Tel: +44 (0)7822 820 762

Will Cameron, Media Relations	Tel: +44 (0)7822 803 889

Barclays (Joint financial adviser to CWW)

Mark Warham / Jack Callaway / Stuart Ord	Tel: +44 (0)20 7623 2323

Rothschild (Joint financial adviser to CWW)

Nigel Higgins / Richard Murley / Jeremy Boardman	Tel: +44 (0)20 7280 5000

Deutsche Bank (Joint corporate broker to CWW)

Nick Bowers / Drew Price	Tel: +44 (0)20 7545 8000

Jefferies Hoare Govett (Joint corporate broker to CWW)

Chris Zeal / Neil Collingridge	Tel: +44 (0)20 7029 8500

UBS, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Vodafone and Vodafone Group Plc and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Vodafone and Vodafone Group Plc for providing the protections afforded to clients of UBS or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as corporate broker to Vodafone Group Plc and no one else in connection with the Offer and this announcement and accordingly, Citi will not be responsible to anyone other than Vodafone Group Plc for providing advice in connection with the Offer or any matter referred to herein and no-one other than Vodafone Group Plc will benefit from the protections afforded to clients of Citi.

news release

J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as corporate broker to Vodafone Group Plc and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Vodafone Group Plc for providing the protections afforded to its clients or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Barclays, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and other matters referred to in this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Barclays or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Rothschild or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the UK Financial Services Authority. Details about the extent of Deutsche Bank’s authorisation and regulation by the UK Financial Services Authority are available on request. Deutsche Bank is acting exclusively as corporate broker to CWW and no one else in connection with the contents of these materials and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Deutsche Bank nor for providing advice in relation to any matter or arrangement referred to herein.

Jefferies Hoare Govett, a division of Jefferies International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Jefferies Hoare Govett or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

You may request a hard copy of this announcement by contacting CWW’s Registrar, Equiniti, during business hours on 0871 384 2885 (from within the UK) or +44 121 415 0297 (from outside the UK) or by submitting a request in writing to CWW’s Registrar, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA. You may also request that all future documents, announcements and information to be sent to you in relation to the Offer should be in hard copy form.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and the availability of the Offer to CWW Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This announcement has been prepared for the purpose of complying with English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

news release

The Offer relates to shares of an English company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. The scheme of arrangement will relate to the shares of an English company i.e. a “foreign private issuer” as defined under rule 3b-4 under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the Exchange Act. Accordingly, the Offer is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation and tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable to the UK that may not be comparable to the financial statements of US companies.

Publication on Website

A copy of this announcement will be made available, free of charge, (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) on www.cw.com/investors/ and www.vodafone.com/investor by no later than 12 noon (London time) on the day following publication of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 21, 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary